August 2, 2005



Mr. Frank Hallam
Chief Financial Officer
Platinum Group Metals Ltd.
Suite 328, 550 Burrard Street
Vancouver, British Columbia, Canada  V6C 2B5


	Re:	Platinum Group Metals Ltd.
		Form 20-F for Fiscal Year Ended August 31, 2004
      Filed March 15, 2005
		File No. 000-30306


Dear Mr. Hallam:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended August 31, 2004

Controls and Procedures, page 181

1. We note your disclosure that on November 9, 2004, you completed your evaluation of disclosure controls and procedures and concluded that they were effective as of that date. The evaluation and conclusion should be as of the end of the period covered by your report to comply with the guidance in Item 15(a) of Form 20-F.

Exhibit 1 - Financial Statements

General

2. Please label each page of your financial statements prominently to indicate the currency utilized for measurement.

Note 6 - Mineral Properties, page 26

3. With regard to your acquisition cost balance of $1.9 million at August 31, 2004 that was not expensed under U.S. GAAP, please provide us with more details on:

a. When these costs were incurred;
b. How much of these costs are associated with mineral properties that you are working on and intend to further develop, including the status of activities;
c. How much of these costs are associated with mineral properties that you are not working on and do not intend to further develop; and
d. How you were able to support the recoverability of these assets under the requirements of SFAS 144 (paragraphs 16 to 21).


Engineering Comments

General

4. Please remove the technical reports incorporated within this filing. Industry Guide 7 specifically prohibits technical studies being attached to filing. Briefly and concisely summarize all pertinent information. The extensive and detailed information contained in this document tends to obscure what is important to the average investor. The following guidelines will assist you in preparing the filing:
* Present the information in clear, concise sections, paragraphs, and sentences easily understandable to the average reader.
* Summarize the technical text and eliminate all extraneous detail.
* Whenever possible, use short explanatory sentences and bullet lists.
* Avoid highly technical terminology.
* Use descriptive headings and subheadings.
* Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

5. Insert a small-scale map showing the location and access to the properties. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

6. The filing refers to mines and other mineral properties that exist in the area of the company`s properties. This may allow investors to infer that the properties may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the properties. Focus the disclosure on the company`s property.

Mineral Resource and Mineral Reserve Estimates, page 48

7. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable resource estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Disclose the cutoff grade used to delimit the tonnage estimates. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

8. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic value and
"Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a "Non-Reserve" section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, please insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.
This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.
U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the Inferred Resource table, please insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources.
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral
Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Phase 6 - Mechanical Stripping - Vande and Stringer Zones -
Summer/fall 2001, page 102

9. The fourth paragraphs of this section references high grade grab samples and assays are reported in parts per billion. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Please revise the entire filing accordingly.

10. We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy.


Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director
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Mr. Frank Hallam
Platinum Group Metals Ltd.
August 2, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010